Exhibit 99.4

To: Holder (as defined below)

__, 2025

Re: Zeta Network Group (f/k/a Color Star Technology Co., Ltd.) Waiver

Dear Sir/Madam:

Reference is made to the Securities Purchase Agreement, dated as of September 27, 2024 (the “September Purchase Agreement”), by and among Zeta Network Group (f/k/a Color Star Technology Co., Ltd.), a Cayman Islands exempted company (together with its successors and permitted assigns, the “Company”) and [____] (the “Holder”) and the other Purchasers from time to time party thereto and the Senior Secured Convertible Notes issued by the Company pursuant to the September Purchase Agreement for the benefit of the Holder (as modified to the date hereof, the “Note”; capitalized terms used but not defined herein are used as defined in the September Purchase Agreement).

The Company has notified the Holder that it intends to enter into a Securities Purchase Agreement (“New Purchase Agreement”), on or about the date hereof with certain purchasers pursuant to which the Company would issue registered securities consisting of ordinary shares and warrants to purchase ordinary shares (the “New Securities”) in the aggregate amount of up to $6,412,000. The Holder hereby provides a one-time waiver of (i) any rights it may be entitled to pursuant to Section 4.11 and 4.12(b) of the September Purchase Agreement and (ii) its notice rights it may be entitled to pursuant to Section 6(a)(i) of the Note solely with respect to the transactions contemplated by this Agreement. The Holder also agrees to waive its repayment rights under Section 7 and Section 8(a) of the Note in connection with the Company’s entering into the certain Secured Term Loan Agreement dated July 25, 2025 and related transaction documents.

In further consideration for the execution of this waiver by the Holder and without limiting any rights or remedies the Holder, the Holder shall receive registered warrants to purchase up to 449,821 ordinary shares in the same form as the warrants issued pursuant to the New Purchase Agreement.

The Company covenants and agrees the only material non-public information under this agreement is the potential contemplated offering under the New Purchase Agreement. The Company represents to the Holder that upon the earlier of (i) the public announcement of the contemplated offering under the New Purchase Agreement or (ii) the time in which the Company confirms with the Holder the contemplated offering has been abandoned, the Holder shall not be in possession of any material non-public information. From and after the announcement or abandonment of the contemplated offering under the New Purchase Agreement, as applicable, the Company represents to the Holder that none of the Company’s directors, officers, employees or agents will provide the Holder with any material, non-public information.

All questions concerning the construction, validity, enforcement and interpretation of this agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

This agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

All other provisions of the September Purchase Agreement and Note shall remain unchanged and shall continue in full force and effect. If the foregoing correctly sets forth our agreement, please execute the enclosed copy of this agreement in the space provided and return to us.

[Signature Pages Follow]

This consent may be executed in counterparts, which may be effectively transmitted by fax or e-mail (in each case return receipt requested and obtained) and which, together, shall constitute one and the same instrument.

Very truly yours,

ZETA NETWORK GROUP,
as Company

By:
Name:	Samantha Huang
Title:	Chief Executive Officer

Accepted and Agreed

As of the Date First Written Above:

[___________],

as Holder

By:
Name:
Title: